UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

September 18, 2009

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

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Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on September 18, 2009.

Luxottica Group to distribute €0.22 dividend per share

Milan, Italy - September 18, 2009 - The Board of Directors of Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a global leader in the design, manufacturing and distribution of fashion, luxury and sports eyewear, met today in Milan.

Andrea Guerra, chief executive officer of Luxottica Group, commented: “During the first eight months of this year, the Group posted positive results and strong cash flow generation, including a record Euro 260 million for the second quarter alone. This performance further strengthened our balance sheet and puts us in a position to look more positively towards the year-end. Consequently, we believe that this is the right time for our shareholders to share in these results, since they believed in our Group even during a year as challenging as 2009.”

The Board of Directors today scheduled the Company’s Ordinary Shareholders’ Meeting for October 29, 2009, on first call, and for October 30, 2009, on second call. At the Meeting, the Board of Directors will propose to shareholders the payment of a dividend of €0.22 per ordinary share, resulting in a total dividend payment of over €100 million.

Based on the timetable established by Borsa Italiana, the Milan Stock Exchange, once approved by Shareholders, the dividend will be paid in Euro to holders of ordinary shares on November 26, 2009. Deutsche Bank Trust Company Americas, the depositary of Luxottica Group’s ordinary shares represented by American Depositary Receipts (ADRs), will pay the dividend in U.S. dollars to ADR holders on December 4, at the Euro/U.S. dollar exchange rate of November 27, 2009. The ex-dividend date for both holders of ordinary shares and ADRs will be November 23, 2009.

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Luxottica Group also announced the launch on September 21, 2009, of the share buyback program approved by Shareholders at the May 13, 2008, Shareholders’ Meeting to implement its Performance Shares Plan. The program will allow the purchase on the Milan Stock Exchange’s Mercato Telematico Azionario (MTA) by the Company, in accordance with Article 144-bis, paragraph 1, letter b) of the Regulations for Issuers released by Consob under Resolution no. 11971/99, of a number of shares equivalent to the 6,434,786 treasury shares currently held by its subsidiary Arnette Optics Illusions Inc. (Arnette). In parallel with the purchases of shares by the Company, Arnette will sell on the MTA the 6,434,786 Luxottica Group treasury shares it currently holds. As a result, Luxottica Group will have direct control of a number of shares equal to those currently indirectly controlled through its subsidiary. The transactions will be substantially neutral from an economic and financial standpoint.

The original Shareholders resolution, which authorized the buyback of up to a maximum of 18,500,000 ordinary shares and will expire on November 13, 2009, was intended to provide the Company with treasury shares to efficiently manage its share capital and to implement its Performance Shares Plan. Consequently, at the upcoming Meeting the Board of Directors will submit to Shareholders for approval the extension of the authorization to buyback up to a maximum of 18,500,000 ordinary shares, currently representing 3.99 percent of the Company’s share capital, for a maximum value of EUR 370,000,000. The new authorization would be valid for a period of 18 months from the date of the approval by Shareholders at the Meeting.

About Luxottica Group S.p.A.

Luxottica Group is a leader in premium fashion, luxury and sports eyewear, with over 6,150 optical and sun retail stores in North America, Asia-Pacific, China, South Africa and Europe and a strong and well balanced brand portfolio. Luxottica’s key house brands include Ray-Ban, the best known sun eyewear brand in the world, Oakley, Vogue, Persol, Oliver Peoples, Arnette and REVO, while license brands include Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Salvatore Ferragamo, Tiffany and Versace. In addition to a global wholesale network covering 130 countries, the Group manages leading retail brands such as LensCrafters and Pearle Vision in North America, OPSM and Laubman & Pank in Australasia, LensCrafters in Greater China and Sunglass Hut globally. The Group’s products are designed and manufactured in six Italy-based manufacturing plants, two wholly-owned plants in China and a sports sunglass production facility in the U.S. In 2008, Luxottica Group posted consolidated net sales of €5.2 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effect of the poor current global economic conditions on our business, the ability to successfully acquire new businesses and integrate their operations, the ability to predict future economic conditions and changes in consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, as well as other political, economic and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

Contacts Luxottica Group

Ivan Dompé

Group Director of Corporate Communications

Tel.: +39 (02) 8633 4726

Email: ivan.dompe@luxottica.com

Luca Biondolillo

SVP, International Corporate Communications

Tel.: +1 (516) 918 3100

Email: LBiondolillo@us.luxottica.com

Alessandra Senici Group Director of Investor Relations Tel.: +39 (02) 8633 4069 Email: InvestorRelations@Luxottica.com

- ENDS -

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By: /s/ ENRICO CAVATORTA
Date: September 18, 2009	ENRICO CAVATORTA CHIEF FINANCIAL OFFICER